novozymes®

RECEIVED
2007 MAY -2 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA



07023125

04/25/2007

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 15 of April 2007.

Yours sincerely
Novozymes A/S



Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL



Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Group financial statement, first quarter of 2007

April 25, 2007

Growth in the first quarter of 2007 was significantly higher than expected. Sales grew by 18%, operating profit by 15%, and net profit for the period by 30%, as a result of which Novozymes is adjusting its outlook for 2007 upwards.

- Sales in the first quarter of 2007 rose by 18% to DKK 1,931 million from DKK 1,633 million in the first quarter of 2006. Calculated in local currencies sales rose by 23%, and 18% excluding acquisitions
- Operating profit rose by 15% to DKK 359 million from DKK 313 million in the equivalent period of 2006. The operating profit margin was 18.6% against 19.2% in the first quarter of 2006
- Profit before tax rose to DKK 346 million, compared with DKK 265 million in the first quarter of 2006
- Net financial costs were DKK 13 million against DKK 48 million in the first quarter of 2006
- Net profit for the period rose by 30% to DKK 254 million from DKK 196 million in the equivalent period of 2006
- Earnings per share (diluted) were DKK 3.99 for the period, an increase of 34% compared with the first quarter of 2006
- Free cash flow before acquisitions was DKK 308 million, on a par with the first quarter of 2006
- Return on invested capital (ROIC) rose to 22.4% from 18.4% in the same period of 2006
- The Group financial statement for the first quarter of 2007 is not affected by the outcome of the patent infringement suit recently terminated against Danisco

Outlook for 2007

Novozymes is adjusting its outlook for 2007 upwards, assuming exchange rates for the company's key currencies remain the same for the rest of 2007. The updated outlook for 2007 includes the effect of the settlement in connection with the patent infringement suit against Danisco.
Expected growth in sales in local currencies is being increased to 11-13% (from 8-10%), while growth in sales in DKK is expected to be 8-10% (previously 7-9%). Operating profit is now expected to increase by 11-13% (previously 5-7%). The outlook for growth in net profit is also being increased to 11-13% (previously 5-7%), and the outlook for free cash flow to DKK 850-950 million (from DKK 800-900 million).

"Novozymes has made a really good start to 2007," says Steen Riisgaard, President and CEO. "Sales in the first quarter of 2007 have been exceptionally good, generating healthy growth in earnings. The marked increase in sales has been driven both by higher growth than expected and by timing shifts over the year. Despite the negative impact of lower exchange rates, the trend justifies upward adjustment of the outlook for sales and earnings for 2007."


novozymes

Unlocking the magic of nature

Income statement and balance sheet

Appendices

1 and 2

Sales

Sales rose to DKK 1,931 million in the first quarter of 2007, an increase of 18% compared with the same period of 2006. Sales rose by 23% in local currencies and were as such negatively affected by exchange rate movements, particularly in the USD. Organic growth was 18%. Hence, growth in the first quarter of 2007 was positively affected by the activities acquired within ingredients for the biopharmaceutical industry in 2006.

23% growth in first quarter – 18% when adjusted for acquired activities



Sales in million DKK
1,633
1 931
1Q
2006
2007



Distribution of sales
30%
28%
9%
4%
6%
Detergent enzymes
Technical enzymes
Food enzymes
Feed enzymes
Microorganisms
BPI

Both old and new business areas making significant contributions to growth



Sales in million DKK
505
572
453
542
387
434
171
179
94
84
23
120
1Q 2006
1Q 2007

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales of enzymes

Growth noticeably above outlook, which is being adjusted upwards

Sales of enzymes rose by a total of 14% in DKK to DKK 1,727 million from DKK 1,516 million in the first quarter of 2006. Negative exchange rate movements, particularly in the USD, reduced growth by 5 percentage points. Sales rose by 19% in local currencies.

Sales of enzymes in the first quarter of 2007 were significantly higher than expected at the beginning of the year. Novozymes is increasing the outlook for sales in 2007 for detergent enzymes and technical enzymes.

13% growth in sales of detergent enzymes

Sales of **detergent enzymes** in the period rose by 13% in DKK and 16% in local currencies compared with the first quarter of 2006. This development was mainly due to increased sales of detergent enzymes to Asia and Latin America, and a higher market share in Europe. Increased penetration of new products also had a positive impact on growth. Some of the growth is also considered to relate to timing shifts in detergent manufacturers' purchasing.

Growth remains high for enzymes for bioethanol and starch

Sales of **technical enzymes** rose by 20% in DKK in the first quarter of 2007 compared with the same period of last year, and by 28% in local currencies. Sales of enzymes for bioethanol in the USA rose more than expected. The positive trend is primarily due to increasing penetration and a higher market share. There was also a very positive development in sales of enzymes for the starch industry. Growth in this industry was primarily driven by increased demand in China and the USA. Underlying sales to the textile industry were largely on a par with 2006.

Increased penetration within enzymes for the baking and brewing industries

Sales of **food enzymes** rose by 12% in DKK and 17% in local currencies compared with the first quarter of 2006. Growth was mainly driven by progress within enzymes for the baking industry, particularly in Europe. There was also a healthy contribution from renewed growth in sales of enzymes for the brewing industry, as well as good growth in sales of enzymes for processed foods.

Increased sales within vegetable proteins generates growth in feed enzymes

Sales of **feed enzymes** rose by 5% in DKK in the first quarter of 2007, negatively affected by exchange rate movements, and by 9% in local currencies. Growth was primarily driven by rising sales of enzymes for vegetable proteins. Some of this growth was due to stockbuilding in Latin America in the first quarter of 2007. Sales of phytase products were affected by lower prices as a result of competition in the market.

Novozymes A/S
Investor Relations
2007-17965-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales of microorganisms

Lower sales of microorganisms for institutional and household cleaning as expected

Sales of microorganisms were 11% lower in Danish kroner in the first quarter of 2007 than in the same period of last year. Exchange rate movements had a negative effect on sales, with sales in local currencies 4% lower than in the same period of 2006. As expected there was a decline within sales for institutional and household cleaning, and this was the main reason for the lower sales overall. The lower sales figure should also be seen in the light of a challenging basis for comparison in the first quarter of 2006.

Sales of biopharmaceutical ingredients (BPI)

Acquired activities within biopharmaceutical ingredients made a healthy contribution to growth

This is the first time Novozymes is reporting sales of biopharmaceutical ingredients as a separate business area. The business area was created at the end of 2006 by combining existing activities in Novozymes Biopharma (Sweden) and the acquired activities in Novozymes Delta (United Kingdom) and Novozymes GroPep (Australia).

Sales of biopharmaceutical ingredients in the first quarter of 2007 amounted to DKK 120 million compared with DKK 23 million in the first quarter of 2006. Growth was driven by the effect of the two acquisitions and healthy organic growth. The strong development in the first quarter reflected the fact that customers in this business area typically purchase large batches at a time, but less frequently and at irregular intervals.

Sales by geographical area

Healthy growth in all regions. Highest growth in North America


8% (14%)
17% (18%)
23% (28%)
27% (36%)
19%
41%
7%
Europe/EMEA
North America
Latin America
Asia

Growth in DKK (Growth in local currency)

Sales in Europe/EMEA rose by 17% in DKK and 18% in local currencies. This growth can mainly be attributed to rising sales of enzymes for the detergent and baking industries and growth in sales of biopharmaceutical ingredients.

Growth in North America was 27% in DKK and 36% in local currencies. The biggest increase was achieved in sales of enzymes for the bioethanol and starch industries.

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales of biopharmaceutical ingredients also made a significant contribution to growth.

There was strong growth in Latin America in the first quarter of 2007, with sales up 23% in DKK and 28% in local currencies. The biggest increase was achieved in sales of detergent enzymes and enzymes for the brewing and feed industries.

Sales in Asia rose by 8% in DKK and 14% in local currencies. Rising sales of enzymes for the detergent, starch and brewing industries made the biggest contribution to the positive trend.

Appendix 5

New products

Novozymes launched three new products in the first quarter of 2007:

Global launch of Mannaway® most important in first quarter

- Mannaway®, a detergent enzyme, which has now been launched globally. The enzyme effectively removes stains containing mannan – also known as guar gum – such as ketchup, ice cream and chocolate mousse
- Viscoferm®, an enzyme for the alcohol industry, which reduces viscosity and therefore improves utilisation of the raw material and reduces the costs of the production process
- HyaCare®, an optimised hyaluronic acid for the eyecare medical device market

Around 26% of revenue in the first quarter of 2007 derived from products launched in the last five years.

Appendix 1

Costs, Licence fees and Other operating income

Increased activity reflected in costs

Total costs excluding net financials and tax rose by 19% to DKK 1,586 million from DKK 1,328 million in the first quarter of 2006. This increase can primarily be related to higher sales in the first quarter of 2007.

Cost of goods sold rose by 23% compared with the first quarter of last year. This rise was mainly due to increased sales within both the enzyme business and biopharmaceutical ingredients. The rising cost level was also affected by higher raw material prices and a change in product mix, while healthy productivity improvements had a positive effect.

Gross margin negatively affected by a relatively low margin on inventories from acquired activities in 2006 and by exchange rate

The gross margin for the first quarter of 2007 was 52.0%, against 54.0% in the same quarter of 2006. One significant reason for the lower margin in 2007 was a relatively low margin on sales of products acquired in connection with the acquisitions of Novozymes Delta and Novozymes GroPep. In accordance with International Financial Reporting Standards (IFRS) the acquired inventories have been recognised at a higher value than cost. Exchange rate movements also had a negative effect on the gross margin.

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

movements

Other operating costs as a whole rose by 14% compared with the equivalent period of 2006. This rise was mainly related to increased sales and activity within the acquired activities.

Costs of sales, distribution and business development rose by 15%, and represented 12% of sales in the first quarter of 2007. Research and development costs also rose by 15%, representing 13% of sales, while administrative costs rose by 12% and represented just below 10% of sales for the period.

Other operating income was DKK 14 million, against DKK 8 million in the first quarter of 2006, and was mostly related to the research collaboration with Solvay Pharmaceuticals.

Depreciation and amortisation charges rose by 7% to DKK 114 million from DKK 107 million in the first quarter of 2006.

Appendix 1

15% growth in EBIT – including effect of lower exchange rates and acquisitions

Operating profit

Operating profit rose by 15% to DKK 359 million from DKK 313 million in the first quarter of 2006. Growth was mainly driven by increased sales and continued productivity improvements. The positive trend however, was reduced by lower exchange rates, particularly for the USD, and the effect of the lower gross margin on biopharmaceutical ingredients from the acquisitions in 2006.

Adjusted for the impact of acquisitions, the operating profit margin was on a par with the first quarter of 2006

The operating profit margin, expressed as operating profit as a percentage of sales, was 18.6% against 19.2% in the equivalent period of 2006. The lower operating profit margin in the first quarter of 2007 was a result of the negative factors specified above. Adjusted for the effect of the acquisitions, the operating profit margin for the first quarter of 2007 was on a par with the first quarter of 2006.



Operating profit in DKK million
313
359
1Q
2006 2007
Profit margin %
19.2
18.6
1Q
2006 2007

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1

Net financial items

Net financial costs were DKK 13 million in the first quarter of 2007, down from DKK 48 million in the same quarter of 2006.

Gain on currency hedging

This trend is mainly due to a net foreign exchange gain on hedging of the company's currency exposure, whereas there was a net foreign exchange loss in the first quarter of 2006.

Net financial costs for the first quarter of 2007 also included a reduction of DKK 9 million in the liability relating to employee share options, whereas in the first quarter of 2006 the financial costs included an increase in the liability of DKK 14 million.

Higher net interest expenses as a result of higher net debt and higher interest rates

There was a rise in net interest expenses for the first quarter of 2007 compared with the same period of last year. This increase was due to a combination of higher net interest-bearing debt and higher interest rates.

Net interest-bearing debt rose to DKK 1,591 million compared with DKK 1,098 million in the same period of last year and DKK 1,455 million at year-end 2006.

Appendix 1

Profit before tax and net profit

Profit before tax rose to DKK 346 million from DKK 265 million in the first quarter of 2006, an increase of 31%.

Underlying growth of 22% in net profit

Net profit for was DKK 254 million, 30% higher than the net profit for the same period last year of DKK 196 million. Adjusted for the impact of the change in obligation relating to employee share options, underlying growth in net profit was 22%.

Appendix 3

Cash flow, investments and acquisitions

Free cash flow on a par with the first quarter of 2006

Free cash flow before acquisitions for the first quarter of 2007 was DKK 308 million, on a par with the first quarter of 2006. Cash flow from operating activities was positively affected by stock reduction and by an increase in creditors, which more than compensated for the increase in debtors.

Net investments before acquisitions rose to DKK 141 million for the first quarter of 2007, compared with net investments of DKK 64 million last year. This increase related mainly to completion of the conversion of Novozymes' production facilities in Lund, Sweden, and new research buildings in Denmark.

The high rate of growth which Novozymes has achieved over the last two quarters has put the company's capacity under pressure, which, if it continues, may entail increased investments.

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4

Balance sheet and Statement of shareholders' equity

Equity ratio reduced to 40%

Shareholders' equity was DKK 3,125 million at March 31, 2007, against DKK 3,393 million on January 1, 2007. Shareholders' equity was increased by net profit but reduced by currency translation adjustments in respect of subsidiaries' net assets, dividend payments and purchase of treasury shares. Shareholders' equity represented 40% of the balance sheet total, against 43% at year-end 2006.

A dividend of DKK 278 million was paid for 2006. Purchase of treasury shares, reduced by exercise of share options (DKK 45 million), decreased shareholders' equity by DKK 203 million in the period.

Share buy-backs of up to DKK 500 million have been approved for 2007 within the overall share buy-back programme of DKK 4 billion. So far in 2007 Novozymes has purchased treasury shares worth DKK 248 million. At the end of the first quarter of 2007 the holding of treasury shares was approximately 3.2 million B shares, equivalent to 5.0% of the share capital.

IAS 34

Accounting policies

The financial statement for the first quarter of 2007 has been prepared in accordance with "International Accounting Standards (IAS 34)" as approved by the EU. The financial statement follows the same accounting policies as the Novozymes Report 2006.

Outlook for 2007

The spot rates on April 24, 2007 for the company's key currencies were lower relative to the DKK than the average rates in 2006. As a result the average rates for 2007 are estimated to be lower than the average rates for 2006.

(DKK)	USD	JPY	CNY
Average exchange rate 2006	595	5.11	74.58
Spot rate April 24, 2007	549	4.62	71.02
Estimated average exchange rate for 2007*	554	4.65	71.59
Change in estimated average exchange rate for 2007* compared with average exchange rate in 2006	-7%	-9%	-4%

*estimated average exchange rate is calculated as average exchange rate year to date combined with the spot rate April 24, 2007

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Upwards adjustment based on growth in the company's operations and the patent settlement	**The outlook for 2007 is being adjusted upwards. Growth in sales is now expected to be 8-10%, growth in operating profit 11-13%, and the outlook for free cash flow is being increased to DKK 850-950 million.**
	This outlook is based on exchange rates remaining at their current levels for the rest of 2007, particularly the USD, CNY and JPY. In greater detail, the outlook is as follows:
Sales	Growth of 8-10% in DKK and 11-13% in local currencies.
New products	Launch of 6-8 new products in 2007.
Operating profit	Growth in operating profit of 11-13%. Excluding the effect of the patent settlement, growth is expected to be 5-7%. A 5% change in the exchange rate for the USD and JPY is expected to have an impact on operating profit in 2007 of DKK 35-45 million and DKK 5-10 million respectively. Excluding the effect of the patent settlement, operating profit in local currencies is expected to grow by more than the company's long-term growth target of 10%.
Operating profit margin	Operating profit margin, excluding the patent settlement, of around 19%.
Net financials	Net financial costs of around DKK 110 million.
Net profit	Growth in net profit of 11-13%. Excluding the effect of the patent settlement, growth of 5-7% is expected.
Investments	Investments before acquisitions in the region of DKK 600-700 million.
Free cash flow	Free cash flow is expected to be in the region of DKK 850-950 million. Excluding the effect of the patent settlement, free cash flow is expected to be DKK 800-900 million.
ROIC	Return on invested capital (ROIC) of 19-20%, exclusive of the patent settlement.

Events occurred after the close of first quarter 2007

Net positive effect of DKK 75-80 million on EBIT for 2007	With reference to Stock exchange announcement no. 9/2007, "Novozymes awarded damage payment for patent infringement", and Stock exchange announcement no. 14/2007, "Novozymes terminates patent infringement suit", the patent suit against Danisco concerning infringement of a patent within enzymes for bioethanol was finally terminated on April 17, 2007. As a result Novozymes has received total damage payments and compensation for legal costs,

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

accrued process interest, etc. of USD 15.3 million. The total settlement amount will have a positive net impact on Novozymes' operating profit in 2007 of DKK 75-80 million, which has been included in the improved outlook for 2007.

Environmental and social discussion

Appendix 6

Increase in water and energy affected by acquisitions

Water and energy – effective utilisation of resources

Consumption of water and energy related to goods sold rose by 30% and 17% respectively in the first quarter of 2007 compared with the same period of 2006. The target for 2007 is for the increase in consumption of water and energy related to goods sold to be maximum 1 percentage point less than underlying growth in sales.

Significant spills

There were no significant spills in the first quarter of 2007.

Occupational accidents

The frequency of reported occupational accidents resulting in absence was 3.8 per million working hours compared with 2.4 in the first quarter of 2006, which is still within the target set for 2007.

Rate of employee turnover and absence

Calculated at the end of the first quarter of 2007 the rate of employee turnover for the 12 months to date was 8.4%, which was 1.4 percentage points higher than in the same period of 2006. The rate of absence was 2.7% for the period, which was 0.2 percentage points lower than in the first quarter of 2006.

A complete overview of the targets set for 2007 within the environmental and social area will be found in The Novozymes Report 2006, see www.novozymes.com.

Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2007. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Bagsværd, April 25, 2007

Board of Directors
Novozymes A/S

Contact persons:

Press and media:
Eva Veileborg Hald
Tel. (direct): +45 4442 3998
Tel. (mobile): +45 3077 3998

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Tel. (mobile): +45 3079 3050

Johan Melchior
Tel. (direct): +45 4446 0690
Tel. (mobile): +45 3077 0690

Investor Relations:
Lene Aabo
Tel. (direct): +45 4446 0082
Tel. (mobile): +45 3077 0082

Ian Christensen
Tel. (direct): +45 4446 0341
Tel. (mobile): +45 3077 0341

Tobias Bjørklund (North America)
Tel. (direct): +1 919 494 3483
Tel. (mobile): +1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the unaudited Group financial statement for Novozymes A/S for the first quarter of 2007.

The quarterly financial statement has been prepared in accordance with International Financial Reporting Standards (IAS 34), as adopted by the EU, and the additional regulations of the Copenhagen Stock Exchange for the presentation of quarterly financial statements by listed companies.

In our opinion the accounting policies used are appropriate, the Group's internal controls relevant to preparation and presentation of a group financial statement are adequate, and the Group financial statement gives a true and fair view of the Group's assets, liabilities, net profit and financial position at March 31, 2007, and of the results of the Group's operations and cash flow for the first quarter of 2007.

Bagsværd, April 25, 2007

Management:

Steen Riisgaard
President and CEO

Per Falholt

Benny D. Loft

Peder Holk Nielsen

Arne W. Schmidt

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice-Chairman

Paul Petter Aas

Arne Hansen

Jerker Hartwall

Søren Jepsen

Ulla Morin

Walther Thygesen

Mathias Uhlén

Hans Werdelin

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendices

Appendix 1	Main items and key figures
Appendix 2	Distribution of sales
	2.1 By industry
	2.2 By geographical region
	2.3 Quarterly sales by industry
	2.4 Quarterly sales by geographical region
Appendix 3	Statement of cash flow and financial resources
Appendix 4	Balance sheet and Statement of shareholders' equity
	4.1 Balance sheet
	4.2 Statement of shareholders' equity
Appendix 5	New products in 2007
Appendix 6	Selected key figures, environmental and social data
Appendix 7	Overview of Stock exchange announcements for 2007 to date (excluding insiders' trading)
Appendix 8	Financial calendar for 2007

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1: Main items and key figures

(DKK million)	1Q 2007	1Q 2006	% change 1Q/1Q
Sales	**1,931**	**1,633**	**18%**
- Enzymes	1,727	1,516	14%
- Microorganisms	84	94	-11%
- Biopharmaceutical ingredients (BPI)	120	23	-
Gross profit	**1,004**	**882**	**14%**
Gross margin	52.0%	54.0%	-
Operating profit	**359**	**313**	**15%**
Operating profit margin	18.6%	19.2%	-
Net financials	(13)	(48)	-
Profit before tax	**346**	**265**	**31%**
Corporation tax	(92)	(69)	33%
Net profit	**254**	**196**	**30%**
Attributable to:			
Shareholders in the parent company	254	194	31%
Equity minority interests	0	2	-
Foreign exchange gain/(loss), net	5	(23)	-
Interest income/(costs)	(25)	(11)	-
Other financial items	7	(14)	-
Total financial income/(costs)	**(13)**	**(48)**	-
Earnings per DKK 10 share	**4.10**	**3.05**	**35%**
Average no. of A/B shares, outstanding (million)	61.9	63.7	-
Earnings per DKK 10 share (diluted)	**3.99**	**2.97**	**34%**
Average no. of A/B shares, diluted (million)	63.7	65.4	-
Free cash flow before acquisitions	**308**	**304**	**1%**
Return on invested capital after tax (ROIC), incl. goodwill	22.4%	18.4%	-
Net interest-bearing debt	1,591	1,098	45%
Equity ratio	40.1%	47.2%	-
Return on equity	31.2%	21.4%	-

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2: Distribution of sales

2.1 By industry

(DKK million)	2006 1Q	2005 1Q	% change 1Q/1Q
Enzymes	**1,727**	**1,516**	**14**
- detergent enzymes	572	505	13
- technical enzymes	542	453	20
- food enzymes	434	387	12
- feed enzymes	179	171	5
Microorganisms	**84**	**94**	**(11)**
BPI	**120**	**23**	**422**
Sales	**1,931**	**1,633**	**18**

2.2 By geographical region

(DKK million)	1Q 2007	1Q 2006	% change 1Q/1Q	% currency impact	% change in local currency
Europe, Middle East & Africa	797	683	17	(1)	18
North America	639	505	27	(9)	36
Asia Pacific	367	341	8	(6)	14
Latin America	128	104	23	(5)	28
Sales	**1,931**	**1,633**	**18**	**(5)**	**23**

2.3 Quarterly sales by industry

	2007		2006			% change
(DKK million)	1Q	4Q	3Q	2Q	1Q	1Q/1Q
Enzymes	**1,727**	**1,608**	**1,658**	**1,538**	**1,516**	**14**
- detergent enzymes	572	505	538	492	505	13
- technical enzymes	542	550	505	469	453	20
- food enzymes	434	374	438	404	387	12
- feed enzymes	179	179	177	173	171	5
Microorganisms	**84**	**81**	**83**	**90**	**94**	**(11)**
BPI	**120**	**75**	**15**	**21**	**23**	**422**
Sales	**1,931**	**1,764**	**1,756**	**1,649**	**1,633**	**18**

2.4 Quarterly sales by geographical region

	2007			2006		% change
(DKK million)	1Q	4Q	3Q	2Q	1Q	1Q/1Q
Europe, Middle East & Africa	797	733	750	689	683	17
North America	639	530	524	507	505	27
Asia Pacific	367	366	354	340	341	8
Latin America	128	135	128	113	104	23
Sales	**1,931**	**1,764**	**1,756**	**1,649**	**1,633**	**18**

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3: Statement of cash flow

(DKK million)	1Q 2007	1Q 2006
Net profit	**254**	**196**
Reversals of non-cash expenses	226	234
Corporation tax paid	(45)	(69)
Interest received	11	9
Interest paid	(9)	(31)
Cash flow before change in working capital	**437**	**339**
Change in working capital		
(Increase)/decrease in receivables	(128)	(13)
(Increase)/decrease in inventories	72	(36)
(Increase)/decrease in trade payables and other liabilities	68	78
Cash flow from operating activities	**449**	**368**
Investments		
Purchase of intangible fixed assets	(5)	(5)
Sale of property, plant and equipment	2	18
Purchase of property, plant and equipment	(138)	(77)
Cash flow from investing activities before acquisitions	**(141)**	**(64)**
Free cash flow before acquisitions	**308**	**304**
Acquisition of activities and companies	0	(66)
Free cash flow after acquisitions	**308**	**238**

Novozymes A/S
Investor Relations
2007-17965-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4: Balance sheet

4.1 Balance sheet

Assets (DKK million)	**2007** 1Q	**2006** End
Completed IT development projects	34	39
Acquired patents, licences and know-how	486	497
Goodwill	215	216
IT development projects in progress	22	17
Intangible fixed assets	**757**	**769**
Land and buildings	1,723	1,723
Production equipment and machinery	1,009	1,012
Other equipment	332	319
Property, plant and equipment under construction	517	499
Property, plant and equipment	**3,581**	**3,553**
Deferred tax assets	**55**	**45**
Non-current financial assets (non-interest-bearing)	**23**	**12**
Total fixed assets	**4,416**	**4,379**
Raw materials and consumables	196	201
Goods in progress	293	338
Finished goods	763	787
Inventories	**1,252**	**1,326**
Trade receivables	1,259	1,193
Tax receivable	249	248
Other receivables	139	145
Receivables	**1,647**	**1,586**
Financial assets (interest-bearing)	110	133
Financial assets (non-interest-bearing)	39	44
Total financial assets	**149**	**177**
Cash at bank and in hand	**325**	**497**
Total current assets	**3,373**	**3,586**
Total assets	**7,789**	**7,965**

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Liabilities and shareholders' equity (DKK million)	**2007** 1Q	**2006** End
Share capital	650	650
Treasury shares	(1,652)	(1,449)
Other reserves	46	86
Retained earnings	4,048	4,072
Minority interests	33	34
Total shareholders' equity	**3,125**	**3,393**
Deferred tax liabilities	713	756
Long-term employee benefits	14	15
Non-current provisions	134	134
Non-current financial liabilities (interest-bearing)	1,624	1,637
Non-current financial liabilities (non-interest-bearing)	79	71
Other non-current liabilities (interest-bearing)	21	21
Total non-current liabilities	**2,585**	**2,634**
Financial liabilities (interest-bearing)	381	427
Financial liabilities (non-interest-bearing)	64	34
Provisions	20	20
Trade payables	506	386
Tax payable	133	50
Other current liabilities	975	1,021
Total current liabilities	**2,079**	**1,938**
Total liabilities	**4,664**	**4,572**
Total liabilities and shareholders' equity	**7,789**	**7,965**

Novozymes A/S
Investor Relations
2007-17965-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

4.2 Statement of shareholders' equity

(DKK million)	2007 1Q	2006 End
Shareholders' equity excl. minority interests - January 1	**3,359**	**3,761**
Net profit	254	909
Dividend paid	(278)	(255)
Purchase of treasury shares, net	(203)	(996)
Currency translation of net assets, etc.	(40)	(60)
Shareholders' equity excl. minority interests	**3,092**	**3,359**
Minority interests - January 1	34	33
Net profit	-	2
Dividend paid	(1)	(1)
Currency translation of net assets, etc.	-	(1)
Change in minority interests	-	3
Minority interests - March 31	**33**	**34**
Total equity end of period	**3,125**	**3,393**

Appendix 5: New products launched in 2007

1Q 2007	Mannaway®, an enzyme for the detergent industry designed to remove manan-containing spots from fabrics.
1Q 2007	Viscoferm®, an enzyme for the alcohol industry reducing viscosity as well as water and energy consumption in the production process
1Q 2007	HyaCare®, an optimised hyaluronic acid for the medical device market for eyecare

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 6: Selected key figures, environmental and social area

	2007 1Q	2006 1Q	% change 1Q/1Q
Water consumption (related to goods sold), 1,000 m³	1375	1061	30
Energy consumption, 1,000 GJ	978	838	17
Significant spills	0	0	
Fatalities	0	0	
Frequency of occupational accidents per million working hours	3.8	2.4	
Employees at March 31	4,581	4,168	
Rate of employee turnover	8.4%	7.0%	
Rate of absence	2.7%	2.9%	

Appendix 7: Overview of Stock exchange announcements for 2007 to date

Excluding insider trading

January 25, 2007	Group financial statement for 2006
February 19, 2007	Novozymes awarded damage payment for patent infringement
March 9, 2007	Annual Meeting of Shareholders 2007
April 3, 2007	Change in revenue reporting
April 17, 2007	Novozymes terminates patent infringement suit

Appendix 8: Financial calendar

August 9, 2007	Group financial statement first half 2007
October 25, 2007	Group financial statement third quarter 2007
November, 2007	Capital Markets Day
January 25, 2008	Group financial statement for 2007

END

Novozymes A/S
Investor Relations
2007-17965-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27